SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of FEBRUARY , 2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   February 3, 2003                By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
-------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")

        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")

        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   Date of Material Change

     February 3, 2003

3.   Press Release

     A press release dated February 3, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not applicable

7.   Omitted Information

     Not Applicable

8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   Statement of Senior Officer

     The  foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 3rd day of February, 2003.




                                         /s/ William Lee
                                         ---------------------------------------
                                         William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

            Suite 709 - 837 West Hastings Street, Terminal City Club
               Tower, Vancouver, B.C. V6C 3N6 Tel: 604-687-1828 o
                   Fax: 604-687-1858 o Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    February 3, 2003


                   BONANZA GRADE SILVER-COPPER-LEAD DISCOVERY
                             IN PATAGONIA, ARGENTINA

IMA Exploration Inc. announces that it has acquired by staking a new silver-copper-lead discovery at its Navidad project in Chubut Province, Argentina. This discovery, made by IMA geologists while conducting grassroots regional exploration in the district, includes two distinct styles of mineralization:

1. Bonanza Silver-Copper-Lead: Mineralized structures at Navidad Hill have been defined over a cumulative strike length of approximately 200 m, with widths typically from one to three metres and within an area of 55 by 130 metres. Highlights of this sampling include:

                   Assay Highlights - Navidad Hill
  -----------------------------------------------------------------------
                    Width       Silver       Silver        Lead     Copper
  Sample No.         (m)       (oz/ton)      (g/tonne)       (%)      (%)

  M1098-M1099        1.45        320.8        11,000        3.1       1.1
  Includes           0.75        440.4        15,100        2.8       1.6
  M1105              0.50        294.6        10,100        2.7       1.3
  M1106              0.45        531.1        18,210        3.4      10.5
  M1092-M1094        3.30        224.6         7,700       10.6       4.2
  M2139              0.90        437.5        15,000        9.6       5.2
  M1085-M1087        2.35        246.2         8,440        6.8       3.1
  Includes           0.75        411.2        14,100       10.0       1.2
  M1088              0.55        347.1        11,900        3.6      11.2

Because of surface cover, the full extent of the mineralized system on surface is not yet known. Stream sediment samples have returned highly anomalous silver and lead results from the Navidad Hill area, with anomalies extending up to 1.4 kilometres to the northwest, upstream from any known mineralization.

2. Replacement Silver-Lead: Stratabound, replacement-style mineralization has been traced over a 2.3 kilometre strike length to the southeast of Navidad Hill. Samples of this style of mineralization have returned values of up to 359 g/t (10.5 oz/ton) silver and 9.2% lead over 2.5 metres.

A more complete description of the new Navidad discovery, including tables of assay results, is included as an appendix to this news release.

News Release                                                    February 3, 2003
IMA Exploration Inc.                                                 Page 2 of 6


Elsewhere in Argentina, IMA continues drilling at its highly prospective Las Bayas low-sulphidation, vein-hosted gold project. The planned drill program is currently at the half way point. Results will be released upon completion of drilling and evaluation of results and are expected in late February. Also, a surface exploration program is underway to define gold-copper porphyry mineralization at the Mogotes project, San Juan province, where mapping and sampling continue to expand the area of mineralization.

Under the leadership of its President & CEO, Mr. Joseph Grosso, IMA has been active in Argentina for the past nine years and was among the first mining exploration companies active in the country. Early stage exploration was undertaken in the provinces of San Juan, La Rioja, Jujuy, San Luis, Chubut and Catamarca, where the Company has built excellent relationships with the local communities. Within these communities, IMA has established ties with local and federal government officials, contractors and professionals. The Company is active in developing and implementing programs that best facilitate environmental protection and that best respect the history and values of natives and local communities.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
---------------------------------
Dr. Gerald G. Carlson, P.Eng., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2003 Number 5

News Release                                                    February 3, 2003
IMA Exploration Inc.                                                 Page 3 of 6


                                    APPENDIX
                    (to news release dated February 3, 2003)

The new Navidad discovery is 100% owned by IMA through its Argentinean subsidiary, Inversiones Mineras Argentinas S.A. It is road accessible and is centrally located within IMA's 10,000 hectare concession, approximately 250 kilometres from a deep-sea port in a semi-arid, treeless, low-elevation region in which the predominant economic activities are sheep ranching and related services. Basic infrastructure is available approximately 45 kilometres from the project and the nearest major airport is approximately 5 hours away by vehicle.

EXPLORATION

Exploration performed to date on the Navidad project has included stream sediment and rock chip sampling, mapping, and prospecting. All sample analyses have been performed by ALS Chemex, at laboratories located in La Serena and Santiago, Chile. High grade silver values were re-analyzed by fire assay and gravimetric finish. Check assays are being undertaken at a second, independent laboratory. To date, 92 rock samples have been collected from the Navidad project.

IMA's Qualified Person for the Navidad project is Dr. Paul Lhotka, P.Geo., who first identified the target area through compilation of geologic data. Daniel Bussandri, B.Sc., collected the first samples and identified the importance of mineralization he discovered. Subsequently, Dr. Lhotka has personally visited the property and has conducted detailed mapping and sampling.

Keith Patterson, M.Sc., manager of IMA's exploration programs, is currently in transit to the Navidad project to evaluate the zones identified to date, to complete additional geologic mapping and sampling, and to prospect for additional mineralized zones.

GEOLOGY

The new Navidad discovery occurs within a sequence of Jurassic rocks. There is no evidence of any previous exploration work or sampling of the outcropping mineralization. The discovery is believed to represent a style of mineralization previously unrecognized in Patagonia. IMA geologists believe that the two discrete types of mineralization found at Navidad are related to a single, regionally significant, mineralized system.

Near the top of Navidad Hill, a series of sub parallel and bifurcating bonanza grade structures, with a cumulative strike length of approximately 200 metres, have been mapped to date. The bonanza grade structures typically have measured widths of 1 to 3 metres. Rock chip samples from these outcropping structures have returned values such as 7,700 g/t silver, 10.6 % lead, and 4.2% copper over a width of 3.3 metres (see attached tables). In many cases rock exposure is insufficient to fully define the lengths and widths of the mineralization. Measurements reported are limited by the size of outcrops.

Replacement mineralization appears to be confined to a particular stratigraphic level and occurs as sulphide matrix within heterolithic breccia. Three zones of this mineralization style have been identified and are located as far as 2.3 km southeast of Navidad Hill.

                           NAVIDAD HILL SAMPLE RESULTS

Navidad Structure 1:     Strike length - 90 m (open to southeast?)
                         Maximum exposed width - 1.45 m


Sample                    Width    Silver      Silver       Lead    Copper
                 Type      (m)    (oz/ton)    (g/tonne)      (%)      (%)
--------        -----    ------   --------    ---------     ----    -------

M1098            chip      0.75      440.4      15,100       2.8       1.6
M1099            chip      0.70      193.9       6,650       3.5       0.7
M1102            chip      1.55      133.9       4,590      10.8       0.9
M1103            chip      1.00       84.6       2,900      11.0       0.2

News Release                                                    February 3, 2003
IMA Exploration Inc.                                                 Page 4 of 6



M1104            chip      1.07      279.7       9,590      11.6       1.0
M1105            chip      0.50      294.6      10,100       2.7       1.3
M1106            chip      0.45      531.1      18,210       3.4      10.5
M1107            chip      0.58       37.6       1,290       0.4       3.1
M2140            chip      1.50      184.3       6,320      27.0       2.4
M1098-M1099*     LWA       1.45      320.8      11,000       3.1       1.1


Navidad Structure 2:    Strike length - 50 m (open to southeast and northwest?)
                        Maximum exposed width - 3.3 m


Sample           Type     Width     Silver     Silver       Lead    Copper
                           (m)     (oz/ton)   (g/tonne)      (%)      (%)
--------        -----    ------   --------    ---------     ----    -------

M1092            chip      1.50      142.9       4,900      13.3       2.8
M1093            chip      1.10      281.7       9,660       4.4       6.4
M1094            chip      0.70      312.4      10,710      14.3       3.7
M1096            chip      0.95       64.4       2,210      11.3       0.3
M1100            chip      1.65      164.8       5,650      14.1       1.4
M1101            chip      1.50      176.7       6,060       5.2       2.3
M2139            chip      0.90      437.5      15,000       9.6       5.2
M1092-M1094*     LWA       3.30      224.6       7,700      10.6       4.2
M1100-M1101*     LWA       2.75      169.2       5,800      10.5       1.8


Navidad Structure 3:     Strike length - 18.5 m
                         Maximum exposed width - 2.35 m


Sample           Type     Width     Silver     Silver       Lead    Copper
                           (m)     (oz/ton)   (g/tonne)      (%)      (%)
--------        -----    ------   --------    ---------     ----    -------

M1083            chip      0.62      171.2       5,870      13.4       0.0
M1084            chip      0.45       79.3       2,720      11.1       0.0
M1085            chip      0.65      145.2       4,980      10.7       0.2
M1086            chip      0.75      411.2      14,100      10.0       1.2
M1087            chip      0.95      185.2       6,350       1.5       6.6
M1088            chip      0.55      347.1      11,900       3.6      11.2
M2136            chip      0.80      108.5       3,720      32.0       0.6
M2137            chip      0.60       52.8       1,810       7.8       1.1
M1085-M1087*     LWA       2.35      246.2       8,440       6.8       3.1


Navidad Structure 4:     Strike length - 33 m (poorly exposed)
                         Maximum exposed width - 1.6 m

Sample           Type     Width           Silver      Silver      Lead    Copper
                           (m)           (oz/ton)   (g/tonne)     (%)      (%)
--------        -----    ------          --------    ---------   ----    -------

M1110            chip      0.45            178.5       6,120      0.5      6.3
M1111            chip      1.15            173.8       5,960      0.8      4.6
Two outcrop  samples  with  intervening  gap of 2.5m of  un-sampled  mineralized rubble
M1110-M1111*     LWA    1.6 (minimum)      176.1       6,040      0.7      5.5

Note: * denotes the length weighted average (LWA) grade of multiple adjoining chip samples oriented perpendicular to mineralization trend

News Release                                                    February 3, 2003
IMA Exploration Inc.                                                 Page 5 of 6


Replacement and other mineralization outside of the Navidad Hill Zone

Zone A:

Sample           Type     Width     Silver      Silver       Lead
                           (m)     (oz/ton)   (g/tonne)      (%)
--------        -----    ------   --------    ---------      ----

M2146            chip      1.20       1.6          56         0.1
M2147            chip      1.00      16.0         550         0.0
M1116            chip      3.20      15.1         518         0.0


Zone A is approximately 600 metres southeast of Navidad Hill and is another structurally controlled mineralized zone.

Zone B:

Sample           Type     Width     Silver      Silver      Lead
                           (m)     (oz/ton)   (g/tonne)     (%)
--------        -----    ------   --------    ---------     ----

M2153            chip      2.00       2.6           89       7.2
M2154           float      -          6.0          207      13.0
M2155            chip      0.90       2.8           96      11.0
M1121            chip      1.90       1.7           57       8.8
M1122            chip      1.45       1.4           50       7.4
M1123            chip      1.20       2.5           88      10.2
M1124            chip      1.65       1.9           67       9.0
M1125            chip      2.50      10.5          359       9.2
M1127            chip      1.50       4.9          167       7.6
M1128            chip      1.80       6.0          206      10.2
M1129            chip      2.30       2.9          100       5.1
M1130            chip      2.10       3.6          125       4.7

At Zone B, approximately 1,200 metres southeast of Navidad Hill, outcropping mineralization has been identified which appears to be hosted by a particular stratigraphic interval. No veins are present. The above samples were collected from outcrops over an area of 40 by 150m with widespread mineralization in outcrop and subcrop. The orientation and controls are not well established. Sample lengths were determined mainly by the limits of outcrops available for sampling.

Zone C:

Sample             Type            Length      Silver       Silver        Lead
                                    (m)       (oz/ton)       (g/t)        (%)
--------           -----           ------     --------     --------       ----

M1132         composite grab        12.0         6.4          219          2.7
M1133         composite grab        26.0         6.9          238          2.7

At Zone C subcropping mineralization has been identified approximately 1,800 metres southeast of Navidad Hill. It appears to be hosted by a particular stratigraphic interval, possibly the same interval as noted at Zone B above. No veins are present. The orientation and controls on mineralization are not yet well established. The above two composite grab samples are comprised of material systematically collected at 1 metre intervals over the sample length quoted, with the samples oriented at right angles to each other.

News Release                                                    February 3, 2003
IMA Exploration Inc.                                                 Page 6 of 6



Zone D:

Sample           Type     Length    Silver     Silver       Lead
                           (m)     (oz/ton)   (g/tonne)     (%)
--------         -----    ------   --------   ---------     ----

M2157            chip      0.60       4.1        142        14.0
M2158            chip      0.50       7.7        263        14.0
M2159            float     -          2.7         94         8.6
M2207            float     -          0.8         29         6.1
M2208            chip      0.80       4.2        143         8.9
M1131            chip      1.10       1.7         59         5.7


At Zone D, a series of samples have been collected along a strike length of approximately 500m, 1,800 metres southeast of Navidad Hill, following strata interpreted to be the same as that which hosts Zone C. Zone D is on the opposite side of the hill, approximately 200 metres perpendicular to strike direction from Zone C.



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